E-Dispatch Inc.
                          800 Bellevue Way, Suite 400,
                               Bellevue, WA 98004
                                 (425) 646-2391

December 10, 2009

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720

Re: E-DISPATCH Inc.:
    Form 10-K for Fiscal Year Ended March 31, 2009
    Filed July 13, 2009
    Form 10-Q for the Fiscal Quarter Ended June 30, 2009
    Filed August 7, 2009
    File No. 333-151212

Dear Mr. Spirgel,

     E-Dispatch Inc. (the "Company") acknowledges receipt of the letter dated November 20, 2009 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

     We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

     Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2009

ITEM 9A CONTROLS AND PROCEDURES, PAGE 31

1. WE NOTE YOUR AMENDED FORM 10-K FILED ON OCTOBER 29, 2009. IN ADDITION TO DISCLOSURES REGARDING MANAGEMENTS CONCLUSIONS REGARDING INTERNAL CONTROLS OVER FINANCIAL REPORTING, ITEM 307 OF REGULATION S-K REQUIRES YOU TO SEPARATELY CONCLUDE ON YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE PERIOD COVERED BY THE REPORT, BASED ON THE EVALUATION OF THESE CONTROLS AND PROCEDURES. PLEASE REVISE ACCORDINGLY.

     RESPONSE: Revised. We have revised Item 9A Controls and Procedures of the Form 10-K originally filed on July 13, 2009 to clarify our disclosure of our control and procedures as of March 31, 2009.

                                   * * * * * *

     We trust that the response provided above addresses the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact at Tel: (425) 646-2391.

                                       Sincerely,


                                       /s/ Roderick Macutay
                                       -------------------------------------
                                       Roderick Macutay
                                       Chief Executive and Financial Officer
                                       E-Dispatch Inc.

VIA EDGAR

cc: Securities and Exchange Commission
    Mr. Joe Cascarano.
    Mr. Robert Littlepage